Comment Response for Amended 2013 10-K

The response below addresses the comment dated December 23, 2014.

Form 10-K for the Fiscal Year ended December 31, 2013

Comment

We note your disclosure here and on pages 7 and 24 that a third party petroleum engineer prepared your reserves estimate as of December 31, 2013. Please obtain and file a report from your third party engineer that includes all of the information that is specified in Item 1202(a)(8) of Regulation S-K.

Response to Comment

We amended pages 7 and 24 with the verbiage, (see Exhibit 99.1), where references were made to the third party engineering report. The attached exhibit is the report that was developed via Item 1202(a)(8) for the December 31, 2013 filing.